SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response . 0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* Palo Alto Investors, LLC	2. Date of Event Requiring Statement (Month/Day/Year) December 18, 2002 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Superconductor Technologies Inc. (SCON)
(Last) (First) (Middle) 470 University Avenue

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

______Director ______10% Owner

______Officer (give __XX__Other (specify

title below) below)

____________________________

See Note 1

6. If Amendment, Date of Original (month/Day/Year) January 3, 2003
(Street) Palo Alto, CA 94301		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person XXForm filed by More than One Reporting Person See Note 2
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	3,373,426	I	See note 3

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1. This Form 3 was originally filed on January 3, 2003, because the reporting persons incorrectly believed that, beginning on December 18, 2002, the shares of SCON common stock beneficially owned by them represented more than ten percent of the outstanding shares of SCON common stock. In fact, the shares of SCON common stock beneficially owned by the reporting persons on that date, and on all dates since then, represented less than ten percent of the outstanding shares of SCON common stock. No Form 3 was required to be filed.

2. The reporting persons consist of William Leland Edwards, Palo Alto Investors, LLC, a California limited liability company ("PAI LLC"), and Palo Alto Investors, a California corporation ("PAI Corp"). The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the President and principal member of PAI LLC and the President and controlling shareholder of PAI Corp. PAI LLC is an investment adviser registered with the Securities and Exchange Commission, and is investment adviser to investment limited partnerships of which it is the general partner and to other clients.

3. These securities are owned directly by investment advisory client accounts of PAI LLC and investment limited partnerships of which PAI LLC is the general partner and investment adviser. Mr. Edwards and PAI Corp own the securities indirectly through PAI LLC. Mr. Edwards, PAI LLC and PAI Corp disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein.

Dated: January 14, 2003
William L. Edwards	PALO ALTO INVESTORS, a California corporation By: William L. Edwards, President
PALO ALTO INVESTORS, LLC, a California limited liability company By: Palo Alto Investors, a California corporation, Manager By: William L. Edwards, President

Joint Filer Information

Name: Palo Alto Investors, a California corporation

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: Palo Alto Investors, LLC

Issuer and Ticker Symbol: Superconductor Technologies Inc. (SCON)

Statement for Month/Day/Year: December 18, 2002

Signature: Palo Alto Investors, a California corporation

By: William L. Edwards, President

Name: William L. Edwards

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: Palo Alto Investors, LLC

Issuer and Ticker Symbol: Superconductor Technologies Inc. (SCON)

Statement for Month/Day/Year: December 18, 2002

By: William L. Edwards, President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff